FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                February 13, 2007

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.


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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: February, 13, 2007
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary



13 February 2007


Listing of Ordinary Shares


Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 5,030,000 Ordinary Shares of 20 cents each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued Ordinary Shares of the Company.

The Block listings consist of 30,000 shares to be issued under the 1985 Executive Share Option Scheme, 1,500,000 shares under the 2001 US Share Option Scheme, 1,000,000 shares under the 2001 UK Unapproved Share Option Scheme, 750,000 shares under the 2004 Performance Share Plan, 1,000,000 shares under the 2004 Executive Share Option Plan and 750,000 shares to be issued under the Co-investment Plan.



Paul Chambers
Company Secretary